Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Managers and Members of

Momentive Performance Materials Holdings LLC:

We consent to the use of our report dated November 16, 2010 except as to note 18, which is as of April 15, 2011, with respect to the consolidated balance sheet of Momentive Performance Materials Holdings Inc. and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, deficit and comprehensive loss, and cash flows for each of the years ended December 31, 2009 and 2008, and the related financial statement schedules, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Albany, New York

July 7, 2011